Exhibit 99.1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: August 14, 2026

GPG BFH, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG CHARLES & POTOMAC, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG DAIS, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG GR, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG HEALTHCARE OPPORTUNITIES FUND II, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG HEALTHCARE OPPORTUNITIES FUND, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG JCT, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG MTI 22, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG MTI 25, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG MTI 3-17 INVESTMENT, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG PHL, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG RM INVESTMENT, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG SC, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG WG, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG MTIF, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

MICRO TI INVESTMENT 2, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

MICRO TI INVESTMENT, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

MTI 20 INVESTMENT, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

MTI 2015 INVESTMENT, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

GPG MOBI, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

HTX MCT1 0320 INVESTMENT, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

HTX MCT2 0221 INVESTMENT, LLC

Signature:	/s/ Gilbert Garcia II
Name:	Gilbert Garcia II
Title:	Vice President

HTX MCT3 0322 INVESTMENT, LLC

Signature: /s/ Gilbert Garcia II

Name: Gilbert Garcia II

Title: Vice President

HTX MCT4 0226 INVESTMENT, LLC

Signature: /s/ Gilbert Garcia II

Name: Gilbert Garcia II

Title: Vice President

GREEN PARK & GOLF VENTURES II, LLC

Signature: /s/ Gilbert Garcia II

Name: Gilbert Garcia II

Title: Vice President

GREEN PARK & GOLF VENTURES - HOUSTON, LLC

Signature: /s/ Gilbert Garcia II

Name: Gilbert Garcia II

Title: Vice President

CLAY M. HEIGHTEN, MD

Signature: /s/ Clay M. Heighten, MD

Name: Clay M. Heighten, MD

CARL D. SODERSTROM

Signature: /s/ Carl D. Soderstrom

Name: Carl D. Soderstrom

GILBERT G. GARCIA II

Signature: /s/ Gilbert Garcia II

Name: Gilbert Garcia II